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Exhibit 99.2



CELESTICA COMMENCES STRATEGIC MANUFACTURING RELATIONSHIP WITH LUCENT

TORONTO, Canada Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), today announced that it has commenced its previously announced five-year strategic manufacturing agreement with Lucent Technologies.

As announced in late July, this transaction will see Celestica become Lucent's primary EMS provider. As part of this transaction, Celestica has acquired certain inventory, operating assets and real estate in the form of Lucent's manufacturing operation in Columbus, OH. Celestica also acquired certain inventory and operating assets at Lucent's Oklahoma City, OK. facility and will lease that building. The aggregate purchase price of the deal is approximately US$570 million, subject to post-closing adjustments.

This strategic manufacturing agreement will see Celestica become the leading EMS provider for Lucent's North American switching, access and wireless networking systems products. Celestica will provide a spectrum of electronics manufacturing services such as printed circuit board assembly and test; prototype build; system assembly; repair; enclosure; backplane and supply chain management for the current and future generations of these products. A portion of this workload will be transferred to other Celestica facilities around the world.

About Lucent Technologies

Lucent Technologies, headquartered in Murray Hill, N.J., USA, designs and delivers the systems, software and services for next-generation communications networks for service providers and enterprises. Backed by the research and development of Bell Labs, Lucent focuses on high-growth areas such as broadband and mobile Internet infrastructure; communications software; Web-based enterprise solutions that link private and public networks; and professional network design and consulting services.

For more information on Lucent Technologies, visit its website at http://www.lucent.com.

About Celestica

Celestica is a world leader in electronics manufacturing services (EMS) for industry leading original equipment manufacturers (OEMs), primarily in the computer and communications sectors. With facilities in North America, Europe, Asia and Latin America, Celestica provides a broad range of services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service.



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For further information on Celestica, visit its website at
http://www.celestica.com. The company's security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Celestica Safe Harbour and Fair Disclosure Statement

Statements contained in this press release which are not historical facts are forward-looking statements which involve risk and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Among the key factors that could cause such differences are: the level of overall growth in the electronics manufacturing services (EMS) industry; lower-than-expected customer demand; component constraints; variability of operating results among periods; dependence on the computer and communications industries; dependence on a limited number of customers; and the ability to manage expansion, consolidation and the integration of acquired businesses. These and other factors are discussed in the Company's various public filings at http://www.sedar.com and http://www.sec.gov.

As of its date, this press release contains any material information associated with this event.

For further information: please contact: Laurie Flanagan, Celestica Corporate Communications, (416) 448-2200, media@celestica.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports@cnw.